EXHIBIT 99.1

                              SMHL GLOBAL FUND NO.4

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For Distribution Date: 01/09/2004

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                                     Beginning
                                       Period
                  Original           Investment            Principal           Interest             Total
Class             Balance              Amount            Distribution        Distribution        Distribution
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

A          USD 1,000,000,000.00   USD 802,410,042.38   USD 102,899,957.62   USD 2,809,326.71   USD 105,709,284.33

B             AUD 30,000,000.00    AUD 30,000,000.00             AUD 0.00     AUD 426,227.18       AUD 426,227.18
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           ---------------------------------------
                  Ending
                  Peirod            Outstanding
                 Invested            Principal
                  Amount              Balance
           ---------------------------------------
           USD 699,510,084.77   USD 699,510,084.77

            AUD 30,000,000.00    AUD 30,000,000.00
           ---------------------------------------
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                         Current Pass
               Bond         Through
  Class       Factor        Rates*
-------     ------------ -------------
A           $0.699510085    1.59000%      * Based on a LIBOR of:      1.37000%

B           $1.000000000    5.66730%      * Based on a BBSW of:       5.30200%
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AMOUNTS PER $1,000 UNIT
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                                                                    Ending
             Principal         Interest           Total             Period
 Class     Distribution      Distribution      Distribution         Balance
-------  ----------------   --------------   ----------------  -----------------
A        USD 102.89995762   USD 3.50111110   USD 106.40106872   USD 699.51008477

B           AUD 0.0000000   AUD 14.2075726     AUD 14.2075726  AUD 1,000.0000000
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Quarterly
Principal                 Scheduled                                             Insurance
Distribution             Principal         Prepayments       Liquidations        Proceeds            Total
--------------       ----------------  -----------------    --------------    --------------   ------------------

Class A              USD 5,412,574.02  USD 97,487,383.59          USD 0.00          USD 0.00   USD 102,899,957.62
Per $1000 unit         USD 5.41257402    USD 97.48738359    USD 0.00000000    USD 0.00000000     USD 102.89995762
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Class B                AUD  0.0000000      AUD 0.0000000     AUD 0.0000000     AUD 0.0000000        AUD 0.0000000
Per $1000 unit         AUD  0.0000000      AUD 0.0000000     AUD 0.0000000     AUD 0.0000000        AUD 0.0000000
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COLLATERAL DISTRIBUTIONS                    CURRENT PERIOD         SINCE INCEPTION       CURRENT PERIOD        SINCE INCEPTION
---------------------------------        --------------------   --------------------   ------------------   ---------------------

Beginning Collateral Balance             AUD 1,315,426,298.99   AUD 1,669,344,262.00   AUD 802,410,042.38   AUD 1,018,299,999.82
-Scheduled Principal Payments                    8,873,072.17          27,829,268.22         5,412,574.02          16,975,853.61
-Unscheduled Principal Payments                195,169,781.22         588,520,210.78       119,053,566.54         358,997,328.58
+Principal Redraws                              35,354,398.28          93,743,060.88        21,566,182.95          57,183,267.14
-Insurance Proceeds                                      0.00                   0.00                 0.00                   0.00
-Liquidation Proceeds                                    0.00                   0.00                 0.00                   0.00
-Realized Losses from Liquidations                       0.00                   0.00                 0.00                   0.00
----------------------------------       --------------------   --------------------   ------------------     ------------------
Ending Collateral Balance                AUD 1,146,737,843.88   AUD 1,146,737,843.88   AUD 699,510,084.77     AUD 699,510,084.77
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OUTSTANDING MORTGAGE INFORMATION                  PERIOD           SINCE INCEPTION           PERIOD            SINCE INCEPTION
----------------------------------------   ------------------   --------------------   ------------------   --------------------

Outstanding Principal Balance - Fixed
   rate housing loans                      AUD 179,794,564.25     AUD 184,563,204.01   USD 109,674,684.19     USD 112,583,554.44
Outstanding Principal Balance - Variable
   rate housing loans                      AUD 996,943,279.63   AUD 1,484,781,058.00   USD 608,135,400.57     USD 905,716,445.38
                                         --------------------   --------------------   ------------------   --------------------
Total Outstanding Principal Balance      AUD 1,176,737,843.88   AUD 1,669,344,262.00   USD 717,810,084.77   USD 1,018,299,999.82
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    QUARTERLY INTEREST COLLECTIONS WATERFALL                                                   AUD                    USD
-----------------------------------------------                                         -----------------      -----------------

INTEREST COLLECTIONS
Gross Interest Income Received from Mortgages                                           AUD 19,899,253.40      USD 12,138,544.57
Payments from/(to) Fixed/Floating Swap Provider                                               -258,833.67            -157,888.54
Payments from/(to) Currency Swap Provider                                                  -12,973,831.38          -7,914,037.14
Interest Income received from Cash holdings                                                    686,804.52             418,950.76
Principal Draws                                                                                      0.00                   0.00
Liquidity Facility Draws                                                                             0.00                   0.00
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Net proceeds available for Interest Waterfall                                            AUD 7,353,392.87       USD 4,485,569.65

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DISTRIBUTION OF INTEREST COLLECTIONS
-------------------------------------

Trustee's fee and Expenses                                                               AUD 2,129,845.71       USD 1,299,205.88
Interest Carryforward paid to Class A                                                                0.00                   0.00
Current Interest due to Class A                                                             17,579,285.00          10,723,363.85
Payments from swap provider due to Class A                                                 -12,973,831.38          -7,914,037.14
Interest Carryforward paid to Class B                                                                0.00                   0.00
Current Interest due to Class B                                                                426,227.18             259,998.58
Other                                                                                           17,278.22              10,539.71
Deposit into Cash Collateral Account                                                                 0.00                   0.00
Reimbursement of PrincipalDraws                                                                      0.00                   0.00
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Total Distribution of Interest Collections                                               AUD 7,178,804.73       USD 4,379,070.88
                                                                                         ----------------       ----------------

Outstanding Deferred Management Fees                                                     AUD   174,588.14       USD   106,498.77
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QUARTERLY PRINCIPAL COLLECTIONS
WATERFALL                                     PERIOD               SINCE INCEPTION           PERIOD            SINCE INCEPTION
--------------------------------------   --------------------   --------------------   ------------------   ---------------------

PRINCIPAL COLLECTIONS
Principal Collections from
  outstanding mortgage loans             AUD   204,042,853.39   AUD   616,349,479.00   USD 124,466,140.57   USD   375,973,182.19
Principal Redraws from outstanding
  mortgage loans                               -35,354,398.28         -93,743,060.88       -21,566,182.95         -57,183,267.14
Recoveries from previously charged
  off mortgage loans                                     0.00                   0.00                 0.00                   0.00
Other                                                    0.00                   0.00                 0.00                   0.00
Less: Principal Draws for Interest
  Waterfall                                              0.00                   0.00                 0.00                   0.00
Plus: Reimbursement of Principal Draws
   from Interest Waterfall                               0.00                   0.00                 0.00                   0.00
                                         --------------------   --------------------   ------------------    -------------------
Net proceeds available for Principal
   Waterfall                             AUD   168,688,455.11   AUD   522,606,418.12   USD 102,899,957.62    USD  318,789,915.05
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OUTSTANDING SHORTFALLS AND CHARGEOFFS                  PERIOD                PERIOD
-------------------------------------                ----------             --------

Principal Draws for Interest Waterfall               AUD 0.00               USD 0.00
Class A Interest Shortfall                               0.00                   0.00
Accrued Interest on Class A Interest
Shortfall                                                0.00                   0.00
Class B Interest Shortfall                               0.00                   0.00
Accrued Interest on Class B Interest
Shortfall                                                0.00                   0.00
Class A Charge Offs                                      0.00                   0.00
Class A Carry Over Charge Offs                           0.00                   0.00
Class B Charge Offs                                      0.00                   0.00
Class B Carry Over Charge Offs                           0.00                   0.00
Redraw Charge Offs                                       0.00                   0.00
Redraw Carry Over Charge Offs                            0.00                   0.00
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REALIZED LOSS INFORMATION                             PERIOD           SINCE INCEPTION            PERIOD           SINCE INCEPTION
--------------------------------------               --------         -----------------          --------          ---------------

Realized Loss on Class A Bonds before                AUD 0.00               AUD 0.00             USD 0.00               USD 0.00
Mortgage insurance
Realized Loss on Class B Bonds before
Mortgage insurance                                   AUD 0.00               AUD 0.00             USD 0.00               USD 0.00
Realized Loss on Redraw Funding
Facility before Mortgage insurance                   AUD 0.00               AUD 0.00             USD 0.00               USD 0.00
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Realized Loss on Class A Bonds after                 AUD 0.00               AUD 0.00             USD 0.00               USD 0.00
Mortgage insurance
Realized Loss on Class B Bonds after
Mortgage insurance                                   AUD 0.00               AUD 0.00             USD 0.00               USD 0.00
Realized Loss on Redraw Funding
Facility before Mortgage insurance                   AUD 0.00               AUD 0.00             USD 0.00                USD 0.00
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CASH COLLATERAL ACCOUNT                                                   AUD                  USD
-----------------------                                            -----------------    -----------------

Beginning Cash Collateral Account Balance                          AUD  3,860,694.62    USD  2,355,023.72
+Interest Earned on Cash Collateral Account                                47,064.82            28,709.54
+Deposit from Interest Collections Waterfall                                    0.00                 0.00
-Current Period's Cash Collateral Account Draws                                 0.00                 0.00
-Current Period's Release to cash collateral provider                      47,064.82            28,709.54
                                                                    ----------------    -----------------
Ending Cash Collateral Account Balance                              AUD 3,860,694.62    USD  2,355,023.72
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Required Cash Collateral Account Balance                           AUD  2,866,844.61    USD  1,748,775.21
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                                               PERCENTAGE
DELINQUENCY INFORMATION          # OF LOANS     OF POOL      LOAN BALANCE     % OF POOL
-----------------------          ----------    ----------   -------------     ---------

31-60 Days                            9           0.08%        844,534.83        0.07%

61-90 Days                            4           0.03%        697,149.97        0.06%
90+ Days (excluding Loans in
  Foreclosures)                       3           0.03%        219,962.66        0.02%

Loans in Foreclosure                  0           0.00%               --         0.00%
                                 ----------    ----------  --------------     ---------
Total                                16           0.14%      1,761,647.46        0.15%
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PREPAYMENT INFORMATION
                                        THREE MONTH CPR     LIFE
                                        ---------------    ------
                                             39.86%        39.14%
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